

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

Via E-mail
Mark M. Chloupek
Executive Vice President and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, TX 75038

> **Re:** **La Quinta Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Submitted February 26, 2014**
> **File No. 333-193860**

Dear Mr. Chloupek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposed Artwork

1.   Please confirm that all of the pictures contained in the proposed artwork are of your own properties, products or services. Please note that it is generally inappropriate to include pictures that are not of your own properties, products or services.

2.   We note your reference to the "Top Rated Guest Experience." Please provide us with the January 2014 Forrester Research report that supports this statement. To the extent you have added other quantitative and qualitative business and industry data, please provide us with such materials. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Refinancing Transactions, page 8

3.   We note your disclosure on page 8, and elsewhere, that there can be no assurance
        that you will be successful in refinancing your current debt facilities with the senior credit
        facilities. Please revise your disclosure, here or elsewhere, to briefly explain why you
        may not be successful in refinancing your current debt facilities and the impact to your
        business if you do not refinance. As applicable, please identify the variables that would
        prevent you from successfully refinancing your current debt with the senior credit
        facilities and clarify whether there are any conditions to finalizing the senior credit
        facilities other than the consummation of this offering.

Risks relating to our indebtedness, page 48

4.   Please tell us the extent to which you considered including risk factor disclosure
        concerning the risks to your operations associated with the mandatory prepayment terms
        of the credit agreement, per your disclosure on page 159.

Capitalization, page 63

5.   Please present your pro forma capitalization giving effect to the pre-IPO
        transactions separately from the effects of the refinancing, sale of common stock and
        application of estimated net proceeds.

Segments, page 81

6.   We note your disclosure on page 81 regarding the intercompany fees on the
        owned hotel portfolio. Please revise your disclosure to explain in more detail the purpose
        for the intercompany fees and briefly explain the purpose of the increase upon
        effectiveness of the IPO.

Our brand and hotels, page 120

7.   We note your disclosure on page 122 that your franchise agreements restricts you
        from requiring substantial upgrading or remodeling more often than once every five
        years. For your franchised hotels, please disclose the overall average time since the last
        substantial upgrading or remodeling, or advise. We note your disclosure on page 121
        regarding the average length of time for customary cycle renovations in your owned
        hotels.

Unaudited Pro Forma Condensed Combined Financial Information, pages 67 – 77

Note 6 – Pro Forma Adjustments

(a)

8.   We note that your valuation of the acquisition of WIH La Quinta Inn Hotels was performed with the assistance of a third party valuation specialist and management estimates.   Please tell us and expand your disclosures to discuss the fair value approach utilized (i.e. market, income, or cost approach).   Your discussion should explain the technique used and the significant inputs or assumptions related to the technique.   In addition, please disclose any procedures you perform to validate the valuation information provided by third party specialists.

 (c)

9.   We note that $57.5 million of the purchase price will be settled with equity consideration.   Please tell us and expand your disclosures to discuss how you plan on determining the number of shares and price per share for settlement of the equity consideration.

 (d)

10.   Please expand your discussion to provide detail on what these eliminations represent and to the extent needed, how each of the elimination adjustments was calculated.

 (i)

11.   We note that the adjustment amounts are driven by $477 million in deferred tax liabilities related to differences between book and tax and $146 million in deferred tax assets related to net operating loss carry forwards.   Please clarify and quantify whether you have a valuation allowance for your deferred tax assets and revise to include a table of each type of temporary difference and carry-forward that gives rise to your deferred tax assets and liabilities and reconcile this table to the net deferred taxes as reflected within your adjustments.

 (p)

12.   Please clarify whether this capital contribution of $30.0 million from Blackstone represents a firm commitment supported by signed legal binding documentation. To the extent it does not, please clarify how you determined that this adjustment meets the factually supportable criteria outlined within Rule 11-02(b)(6) of Regulation S-X.

 (r)

13.   Please expand your disclosures to quantify the estimated underwriting discounts and commissions and estimated offering expenses payable.   In addition, please describe how these estimates were determined or reference where such disclosures may already exist within your document.

 (t)

14.   Please revise to cross reference to your discussion of these long term incentive awards on pages 146 to 148.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Michael D. Nathan, Esq.
        Simpson Thacher & Bartlett LLP